Exhibit 2.2

Henry H. Kessler Foundation, Inc.	Kessler Rehabilitation Corporation
1199 Pleasant Valley Way	300 Executive Drive
West Orange, New Jersey 07052	West Orange, New Jersey 07052

August 29, 2003

Select Medical Corporation
4716 Old Gettysburg Road
Mechanicsburg, Pennsylvania 17055
Attention: General Counsel

Gentlemen:

          This letter agreement shall confirm our understanding with respect to certain matters referred to in the Stock Purchase Agreement, dated June 30, 2003 (the “Stock Purchase Agreement”), by and among Kessler Rehabilitation Corporation (the “Company”), Henry H. Kessler Foundation, Inc. (“Stockholder”) and Select Medical Corporation (“Buyer”). Capitalized terms used in this letter agreement without definition shall have the meanings ascribed to them in the Stock Purchase Agreement.

          The Company, Stockholder and Buyer hereby confirm and agree that:

1. The definition of “Working Capital” contained in Section 1.1 of the Stock Purchase Agreement shall be amended as follows:

(a)	clause (y) of such definition shall be deleted in its entirety and replaced with the following new clause (y):

“(y)(i) current maturities of long term debt, (ii) accrued and unpaid interest and commitment fees under the syndicated credit facility of the Company with Fleet National Bank, (iii) current liabilities in respect of fees payable to directors of the Company under the Company’s 1999 Nonemployee Director Compensation Plan and (iv) assets or liabilities of joint ventures of the Company that were not consolidated on the Balance Sheet as of the Balance Sheet Date and”;

(b)	the following words shall be added immediately after the words “Company Stock Units,” where they appear in such definition:

“but including in each case (aa) to the extent not previously recorded, any Tax benefits related to the write-off of deferred financing costs and expenses related to the syndicated credit facility of the Company with Fleet National Bank and (bb) current liabilities for the employer portion of the payroll taxes related to the cash-out of the Company Options (as such liabilities are reduced by any corporate income tax benefit related thereto),”

2. Section 2.2(b)(ii) of the Stock Purchase Agreement shall be amended by adding the words “, and the outstanding amount of any revolving credit advances,” immediately after the words “under the syndicated credit facility of the Company” where they appear in such Section.

3. notwithstanding that the Closing shall occur on, and the Closing Date shall be, August 31, 2003:

(a)	Section 2.2(a) is hereby amended to delete the words “immediately prior to Closing” where they appear in such Section and the words “at the open of business on September 2, 2003” shall be inserted in lieu thereof;

(b)	the first sentence of Section 5.1(a) of the Stock Purchase Agreement is hereby amended to delete the words “From the date of this Agreement to the Closing Date” where they appear in such Section and the words “From the date of this Agreement to September 2, 2003” shall be inserted in lieu thereof;

(c)	Section 9.2(a)(ii) of the Stock Purchase Agreement is hereby amended to delete the words “(prior to the Closing)” in each of the places where they appear in such Section and the words “(prior to September 2, 2003)” shall be inserted in lieu thereof; and

(d)	Section 9.2(a)(iii) of the Stock Purchase Agreement is hereby amended to delete the words “as of the Closing” where they appear in such Section and the words “as of September 2, 2003” shall be inserted in lieu thereof.

          In addition, the Company and Stockholder hereby represent and warrant that upon payment by Buyer to the account designated pursuant to Section 2.2(b)(iii) of the Stock Purchase Agreement of the amounts referred to in such Section, all liabilities in respect of fees payable to directors of the Company under the Company’s 1999 Nonemployee Director Compensation Plan shall have been paid off so that no further liabilities in respect of such fees shall remain outstanding thereafter.

          To the extent the foregoing is inconsistent with the provisions of the Stock Purchase Agreement, this letter agreement shall constitute an amendment thereto.

          Except as provided in this letter agreement, the provisions of the Stock Purchase Agreement shall remain in full force and effect in accordance with their terms.

          Except as provided in this letter agreement, nothing herein shall be deemed to modify the rights and obligations of the parties contained in the Stock Purchase Agreement, including the provisions of Article 9.

          This letter agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.

Very truly yours,

HENRY H. KESSLER FOUNDATION, INC.

By:	/s/ D. M. Kessler

Name: Donald McWilliams Kessler
Title: President

KESSLER REHABILITATION CORPORATION

By:	/s/ Kenneth W. Aitchison

Name: Kenneth W. Aitchison
Title: President & CEO

Agreed and accepted as of
the date first above-written:

SELECT MEDICAL CORPORATION

By:	/s/ Michael E. Tarvin

Name: Michael E. Tarvin
Title: Senior Vice President